(Excerpt Translation)

March 18, 2016

Toyota Motor Corporation

1, Toyota-cho, Toyota City, Aichi Prefecture

Report on Number of Listed Shares

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in February 2016 (the “Current Month”).

1. Summary

Number of listed shares as of the end of the preceding month	3,337,997,492 shares
Total number of shares changed during the Current Month	0 shares
(out of which, as a result of exercise of stock acquisition rights)	(0 shares	)
(out of which, as a result of other reasons)	(0 shares	)
Number of listed shares as of the end of the Current Month	3,337,997,492 shares

2. Stock acquisition rights exercised

<Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights>

(1) Number of shares

	Total number of shares delivered during the Current Month	(out of which, number of newly issued shares)		(out of which, number of shares transferred from treasury shares)
7th series	16,500 shares	(0 shares	)	(16,500 shares	)
8th series	16,600 shares	(0 shares	)	(16,600 shares	)
9th series	15,300 shares	(0 shares	)	(15,300 shares	)

(2) Exercise price

	Aggregate exercise price during the Current Month	(out of which, aggregate amount of newly issued shares)	(out of which, aggregate amount of shares transferred from treasury shares)
7th series	JPY 77,253,000	(JPY 0)	(JPY 77,253,000)
8th series	JPY 68,956,400	(JPY 0)	(JPY 68,956,400)
9th series	JPY 48,240,900	(JPY 0)	(JPY 48,240,900)